[Letterhead of Simpson Thacher & Bartlett LLP]

June 8, 2006

  Re:
  Verigy Ltd.
  Registration Statement on Form S-1
  File No. 333-132291

Mr. Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Dear Mr. Mancuso:

          On behalf of Verigy Ltd. (the "Company"), we hereby submit for filing by direct electronic transmission Pre-Effective Amendment No. 6 ("Amendment No. 6") to the above referenced Registration Statement (the "Registration Statement"). We are also sending via courier five marked (without exhibits) and five clean (with exhibits) paper copies of Amendment No. 6 for the convenience of the staff (the "Staff") of the Securities and Exchange Commission.

          In addition, we are providing, on behalf of the Company, the following responses to the comment letter dated June 6, 2006 from the Staff regarding the Registration Statement. To assist your review, we have included the text of the Staff's comments below in italicized type. Please note that all references to page numbers in our responses are references to the page numbers in Amendment No. 6.

Recent Developments, page 6

1.
We note that you have presented a statement of operations for the three month periods ending April 30, 2006 and 2005 in the recent development section of the filing. To the extent that unaudited financial statements for the periods ended April 30, 2006 and 2005 are available, please update the filing to include that information.

  The Company respectfully acknowledges the Staff's comment and wishes to inform the Staff that unaudited financial statements for the period ended April 30, 2006 are not yet available.

Risk Factors, page 9

2.
Please add a separate risk factor regarding your unlimited ability to issue common stock.

  The Company has added a risk factor to this effect on page 31 of Amendment No. 6.

We may face competition from Agilent in the future, page 16

3.
It appears that Agilent may license the retained underlying technology to your competitors without regard to the non-competition restrictions. Please separate this disclosure into a separate risk factor.

  The Company has separated this risk into a separate risk factor on page 17 of Amendment No. 6.

4.
We reissue the last sentence of previous comment 1. Please disclose the portion of your business derived from the technology that Agilent may license to your competitors.

  The Company respectfully informs the Staff that it is unable to qualitatively or quantitatively describe the portion of its business that is derived from the technology that Agilent may license to the Company's competitors. The intellectual property that has been retained by Agilent and that can be licensed in this manner does not relate solely or primarily to one or more of the Company's products, or groups of products; rather, the intellectual property that is licensed to the Company from Agilent is generally used broadly across the Company's entire product portfolio. The same is true for the intellectual property that has been transferred to the Company. While the Company believes that third parties, if armed solely with the intellectual property that is permitted to be licensed by Agilent, will not be able to compete effectively with the Company based solely on those licenses (and without, for example, the fundamental technologies that have been assigned to the Company by Agilent), the Company would submit that it would not be appropriate to add such mitigating language to the new risk factor on page 17.

5.
Please disclose the portion of your business derived from the systems mentioned in the last sentence of the penultimate paragraph.

  The Company informs the Staff that, other than selling replacement and upgrade components for its own systems, it does not currently derive any portion of its business from the sale of components for automated semiconductor test systems for high-volume functional test of ICs or SIPs. Sales of such replacement and upgrade components have not been material to its business. While the Company cannot quantify the portion of its future business that may be at risk, Agilent may in the future seek to offer replacement or upgrade components for systems sold by Verigy or by Verigy's competitors. Accordingly, the Company believes that the risk factor disclosure is appropriate as drafted.

Use of Proceeds, page 35

6.
Please clarify what you mean by a "transfer of value." Also clarify how Agilent will determine whether to make a cash payment of transfer of value.

  The Company has added disclosure on page 35 to indicate that a transfer of value could include, among other things, forgiveness of the intercompany loan from Agilent to the Company or credits for transition services to be provided to the Company by Agilent. Pursuant to the Master Separation and Distribution Agreement between Agilent and the Company, the mechanism for the cash payment or transfer of value shall be as mutually agreed between Agilent and the Company. Agilent and Verigy believe that the nature of the value, if any, actually transferred from Agilent to Verigy will depend upon, among other things, the cash balances and needs of the parties at the time, the then-outstanding loan amount from Agilent to Verigy and the then-prevailing interest rate environment.

Dilution, page 38

7.
Please explain how you determined Agilent's contribution to be $181 million as disclosed on page 39.

  The Company submits that Agilent's contribution was calculated by adding the amount set forth in the Unaudited Pro Forma Condensed Combined Balance Sheet on page 73 under "Ordinary Shares" in the Pro Forma column ($175 million) plus the $6 million that the Company has assumed would be contributed by Agilent pursuant to the "transfer of value" described in the Company's response to Comment 6 above (assuming that the net proceeds of the offering are $134 million).

Employees, page 94

8.
Please show the effect of your arrangements with Flextronics and any other known developments significantly affecting your disclosure.

  The Company has revised its employee disclosure on page 94 to show the effect of the Flextronics arrangements and certain workforce management related reductions as of June 1,

  2006. The Company respectfully notes that no other known developments would significantly affect this disclosure.

Intellectual Property Matters Agreement, page 122

9.
Disclose how you determined to allocate the intellectual property used jointly in your business and Agilent's business. Given the different non-compete provisions applicable to the property Agilent licenses to you and which you license to Agilent as disclosed on page 17, it is unclear what the intended effect of the allocation will be.

  The Company advises the Staff that the general allocation principle used with respect to jointly used patents and patent applications is that Agilent retains ownership of such patents and patent applications and is providing a license to Verigy. However, as a result of negotiations between Agilent and Verigy, some jointly used patents and patent applications have been assigned to Verigy on an exception basis. While no particular allocation principle was used in these negotiations, the relative importance of the jointly used patents and patent applications to each of the parties was a significant factor in the decision to assign the jointly used patents and patent applications which have been assigned to Verigy. As noted in the risk factor on page 17, the portion of the intellectual property that is maintained by Agilent and licensed to Verigy may also be licensed to third parties. If such intellectual property rights were licensed to third paries by Agilent, the licensee(s) would be able to utilize such licenses without regard to the non-compete restrictions contained in the Intellectual Property Matters Agreement. As noted in the response to comment 4 above, Verigy does not believe that third parties, if armed solely with the intellectual property that is permitted to be licensed by Agilent, would be able to compete effectively with the Company based solely on those licenses (and without, for example, the fundamental underlying technology that has been assigned to the Company by Agilent). The Company would submit, however, that it would not be appropriate to add such mitigating language to the new risk factor on page 17.

Combined Financial Statements

Notes to Combined Financial Statements

Note 21. Subsequent Event, page F-44

10.
Please refer to prior comment 9. You respond that as part of your agreement to transfer employees to Flextronics you will reimburse them for certain severance and other related termination costs they may incur. Please clarify whether or not the required amount is fixed or variable. If variable, please tell us how the amount will be calculated. Clarify whether or not Flextronics is assuming these future obligations as a result of the transfer. If the employees will be employees of Flextronics and not Verigy, it does not appear appropriate for you to account for those costs under paragraph 11 of SFAS 146 since the employees are not required to render service directly to you. Please tell us why you believe that paragraph 11 of SFAS 146 is the appropriate guidance. In addition, we note from your response that the elements of the agreement are not separable. Please tell us how you plan to account for and value each element as a result.

  Under the terms of the Flextronics German asset purchase agreement, the Company will be responsible for any severance and other termination costs and these liabilities ($5 million) have not been assumed by Flextronics. Verigy will reimburse Agilent for $3 million of severance and other termination costs that Agilent paid on June 1, 2006, on Verigy's behalf, into a trustee account. An additional payment of approximately $2 million will be separately made by Verigy in the future. To the extent that the individuals do not become eligible for termination benefits (e.g. because their employment ends before the end of the service period), Verigy will be entitled to the unused severance payments.

  The liabilities associated with the transferred employees' severance and other termination costs are fixed in nature according to the Flextronics German asset purchase agreement which specifies that a Reconciliation of Interest and Transfer Social Plan must be set up and the severance package must be comparable to the current severance plan offered by Agilent.

  Although the employees transferred to Flextronics, the Company believes that severance and other termination costs under the agreement should be treated in a manner consistent with the principles of SFAS 146 paragraph 11 since the liability remains with the Company and the employees will render future services that solely benefit the Company. Applying the principles of SFAS 146 paragraph 11, the Company will recognize these severance and other termination costs ratably over 12 months through May 31, 2007 for the employees supporting one product family and over 24 months through May 31, 2008 for the employees supporting the other product family.

  Under the agreement, Flextronics will assume the pension and flexible time off liabilities for these employees. Agilent has made a $4 million payment on Verigy's behalf for the pension and flexible time off liabilities, which Verigy will reimburse Agilent for. The total reimbursement to Agilent on June 1, 2006 for these liabilities and the initial $3 million of severance costs is $7 million. Verigy will need to make an additional approximately $1 million payment by June 30, 2006 for the remaining pension and flexible time off liabilities. The remaining severance and other termination costs of approximately $2 million will be separately payable by Verigy in the future.

  The Company has revised its disclosures on page F-44 and pages 44-45 to clarify that while Flextronics will assume the pension and flexible time off liabilities, Verigy will be responsible for any liabilities (costs) associated with the employee severance and other termination costs related to the transferred employees.

  The other elements of the agreements consist of a $1.5 million payment to Flextronics for transition costs and a $3 million payment from Flextronics to us as additional consideration. The Company will pay the $1.5 million payment soon after June 1, 2006. Because of the nature of the negotiation of these individual contractual arrangements, the Company was unable to objectively separate the value of the transition service costs and the payment from Flextronics. Therefore, the Company believes the appropriate accounting treatment is to amortize both the amounts over the manufacturing contract period of approximately 4 years.

Exhibits

11.
We note your reference to an application for confidential treatment. We will review and provide any comments related to your request separately. Comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

  The Company respectfully acknowledges the Staff's comment.

12.
Please file your tax agreement with Singapore mentioned on page 19.

  As discussed with the Staff, the Company has informed the Singapore Economic Development Board (EDB), the government agency with which the tax agreement was negotiated, of the Staff's request. The EDB has informed the Company that it has not encountered a requirement to publicly disclose agreements of this type in the past. The EDB has also stated to the Company that disclosure of the existence of the concession, including a general description of the qualifying requirements, is acceptable, but that it will not agree to the exhibit being made publicly available. The Singapore Ministry of Finance and the Singapore Ministry of Trade have each approved the Company's agreement with the EDB and the Company believes it is unable to file the agreement in light of the Singapore government's position.

  As you know, the Company has amended the description of the tax agreement, and the disclosure regarding its effect, in prior amendments in response to Staff comments. In addition, Amendment No. 6 includes further expanded disclosure on page 50 regarding the conditions to the concession as well as a description of the corporate income tax rate that would apply if the concession lapsed. At this point, the Company respectfully submits that the disclosure regarding its tax position and its agreement with the EDB is complete in all material respects.

Exhibit 5.1

13.
We note your description of the term non-assessable. Please confirm that your interpretation of non-assessable is the same as under U.S. state law. Also, please include any disclosure of your interpretation of a term which has no recognized meaning under foreign law in the body of the prospectus so investors can more easily evaluate the limitations under foreign law.

  The Company has added additional disclosure as to the concept of non-assessability under Singapore law on page 130 of Amendment No. 6.

14.
The exhibit you file should be based on all documents necessary for counsel to form its opinion, not just selected documents like identified in section 2 of your exhibit.

  An additional clause has been added to Section 2 of Exhibit 5.1 to clarify that counsel has reviewed such other documents necessary for to render the opinion set forth in Section 4 of Exhibit 5.1.

15.
Please tell us why assumption 3(d) is necessary and appropriate. Can counsel review public records to determine whether the documents have been amended?

  The Company respectfully acknowledges the Staff's comment and notes that there is no publicly-available body of corporate charter documents in Singapore that can be reviewed to determine whether a particular charter document has been amended or remains in full force and effect as of a particular date. The principal means for such a review would involve a search of the records made publicly available through the Singapore Accounting and Corporate Regulatory Authority ("ACRA"). However, under Singapore law, a company's charter documents may be amended upon receipt of the requisite corporate approvals (as may be required under applicable law) but does not require any immediate filing to formally effect such amendment. Stated another way, a company could validly amend its charter documents under Singapore law without making an immediate filing with ACRA; in such a situation, opining counsel could conduct a search on the day on which the opinion is rendered and neither the specific amendments, nor evidence that any related corporate action had been taken, would be readily available or apparent to counsel.

  In acknowledgment of the Staff's comment, however, the aforementioned assumption has been removed from Section 3(d) of Exhibit 5.1 and counsel will instead obtain a certification from an officer of the Company to the effect that such charter documents have not been amended and remain in full force and effect.

16.
It is generally inappropriate to file an opinion that assumes conclusions of law that are a necessary requirement for the ultimate legality opinion. Please tell us why the fiduciary duty assumption is necessary and appropriate.

  The Company respectfully acknowledges the Staff's comment and notes that the "fiduciary duty" assumption has been removed from Section 3(e) of Exhibit 5.1.

17.
We note that the opinion is conditioned on the shares being issues in accordance with your memorandum of association. This condition appears to assume away material conclusions that are a requirement of the ultimate legality opinion. Please tell us why this condition is appropriate.

  The Company respectfully acknowledges the Staff's comment and notes that the identified condition has been removed from the opinion set forth in Section 4 of Exhibit 5.1.

*    *    *

          If you should have any questions or comments regarding this letter or Amendment No. 6, please contact William H. Hinman at (650) 251-5120, Gregory M. King at (650) 251-5175 or James D. Evans at (650) 251-5297.

Sincerely,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP
cc:	Jay Mumford Securities and Exchange Commission
Kenneth M. Siegel Verigy Ltd.
D. Craig Nordlund Agilent Technologies, Inc.
Patrick A. Pohlen Latham & Watkins LLP